

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 15, 2018

Ronald Cogburn
Chief Executive Officer
Exela Technologies, Inc.
2701 E. Grauwyler Rd.
Irving, TX 75061

  Re: Exela Technologies, Inc.
    Registration Statement on Form S-3
    Filed February 9, 2018
    File No. 333-222973

Dear Mr. Cogburn:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Katherine Bagley at (202) 551-2545 with any questions.

        Sincerely,

        /s/ Lisa M. Kohl for

        Mara L. Ransom
        Assistant Director
        Office of Consumer Products